UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 23, 2024

Landa App 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa App 2 (the “Company”) filed March 28, 2023, which can be found here.

Effective April 23, 2024, the Company changed its transfer agent and registrar for the Shares from Securitize LLC (“Securitize”) to Landa Transfer Agent LLC (the “Transfer Agent”), an affiliate of the Manager and the Company. The Transfer Agent is registered with the SEC. The Broker Dealer will pay the Transfer Agent a shareholder recording fee equal to $0.40 per Closing (the “Recording Fee”). This change is not expected to result in any significant changes to the manner in which the Company conducts its Offering, or to the nature of the Company’s business or plan of operations.

In connection with the above, the Company terminated its agreement with Securitize and entered into a Platform Services, Transfer Agent and Registrar Agreement with the Transfer Agent and the Broker Dealer (the “TA Agreement”). The foregoing is a summary of the terms of the TA Agreement and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the TA Agreement, a copy of which is filed as Exhibit 6.1 to this report.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Platform Services, Transfer Agent and Registrar Agreement by and between Landa Holdings, Dalmore Group, LLC and Landa Transfer Agent LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDA APP 2 LLC

By:	Landa Holdings, Inc
Its:	Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	CEO

Date: April 23, 2024